UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________________________

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 8)

 _______________________________________________
Sequans Communications S.A.
(Name of Issuer)
Ordinary shares, nominal value €0.02
(Title of Class of Securities)
817323108
(CUSIP Number)
Brett Hendrickson
2305 Cedar Springs Rd., Suite 420
Dallas, TX 75201
(972) 590-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 5, 2020
(Date of Event Which Requires Filing of This Statement)

_______________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 817323108

1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,020,777
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,020,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,020,777
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 817323108

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,020,777
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,020,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,020,777
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON HC, IN

Amendment No. 8 to Schedule 13D
This Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Ordinary shares, nominal value €0.02, represented by American Depositary Shares (the “Common Stock”), of Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Issuer”).
This Schedule 13D relates to securities of the Issuer purchased by Nokomis Capital on behalf of the accounts of certain private funds (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 13,020,777 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 13,020,777 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire.
Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
As of October 6, 2020, the Nokomis Accounts had invested approximately $44,241,677.37 (inclusive of brokerage commissions) in the Common Stock of the Issuer, warrants, and Convertible Notes. The source of these funds was the working capital of the Nokomis Accounts.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The Reporting Persons hold an aggregate par value of $38,407,446.83 of the Convertible Notes, which contain a blocker provision that prohibits the conversion of the Convertible Notes by the Reporting Persons so as to not exceed 9.99% beneficial ownership of the number of outstanding shares of Common Stock of the Issuer at any time (the “Beneficial Ownership Limitation”).  On October 5, 2020, the Nokomis Account holding the Convertible Notes entered into a waiver agreement (the “Waiver”) with the Issuer pursuant to which the Nokomis Account, and each affiliate and each member of a group, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Nokomis Parties”), irrevocably waived any ability to increase the Beneficial Ownership Limitation in excess of 9.99% of the Common Stock outstanding while any Nokomis Party holds or beneficially owns such Convertible Notes.
The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver, which is filed as Exhibit 99.1 and is incorporated herein by reference.
Consistent with their investment purpose, the Reporting Persons generally intend to dispose of some or all of the Common Stock beneficially owned by them after the date hereof, subject to market conditions and other factors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with directors and officers of the Issuer, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon the sum of (i) 121,248,640 shares of Common Stock outstanding as of October 5, 2020, based on information received from the Issuer, and (ii) 1,800,000 shares of Common Stock receivable by the Reporting Persons upon exercise of the warrants, and (iii) 7,289,469, the number of shares of Common Stock receivable by the Reporting Persons upon conversion of the amount of the Convertible Notes presently convertible by the Reporting Persons.
Nokomis Capital, as the investment adviser of the Nokomis Accounts, may be deemed to beneficially own the 13,020,777 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire, representing approximately 9.99% of the issued and outstanding shares of Common Stock of the Issuer. This amount consists of (i) 3,931,308 shares of Common Stock, and (ii) 1,800,000 shares of Common Stock receivable by the Reporting Persons upon exercise of the warrants, and (iii) 7,289,469 shares of Common Stock receivable by the Reporting Persons upon conversion of the amount of the Convertible Notes presently convertible by the Reporting Persons. The Reporting Persons also hold 19,908,806 shares of Common Stock receivable upon the conversion of the Convertible Notes, which are not currently convertible due to the Beneficial Ownership Limitation.  Any increase in the number of shares of Common Stock reported as beneficially owned by the Reporting Persons from the amount reported in the previous Schedule 13D amendment is solely reflective of an increase in the number of shares of Common Stock outstanding and the consequent additional amount of shares of Common Stock receivable upon the conversion of the Convertible Notes due to the effect of the Beneficial Ownership Limitation.
In addition, Mr. Hendrickson, as principal of Nokomis Capital, the investment adviser of the Nokomis Accounts, may also be deemed to beneficially own the 13,020,777 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire, representing approximately 9.99% of the issued and outstanding shares of Common Stock of the Issuer.
(b) Nokomis Capital and Mr. Hendrickson each has the shared power to vote and dispose of the Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire reported in this Schedule 13D, as amended.
The filing of this Schedule 13D, as amended, shall not be construed as an admission that Nokomis Capital or Mr. Hendrickson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any of the 13,020,777 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire. Pursuant to Rule 13d-4, Nokomis Capital and Mr. Hendrickson disclaim all such beneficial ownership.

(c) Except as set forth on Schedule A attached hereto, there have been no transactions in the Common Stock of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons. The information set forth on Schedule A is incorporated herein by reference.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The disclosure in Item 4 is incorporated herein by reference.
The Waiver is filed as Exhibit 99.1 to this Amendment No. 8 and is incorporated herein by reference.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.1	Waiver Agreement, by and between Nokomis Capital Master Fund, LP and Sequans Communications S.A., dated October 5, 2020.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 6, 2020

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons (on behalf of the Nokomis Accounts) with respect to American Depositary Shares (“Shares”) effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 5, 2020. All such transactions were sales of Shares effected in the open market, and the table excludes commissions paid in per Share prices.

Nokomis Accounts
Nature of Transaction	American Depositary Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Sell	(1,763)	$6.8958	08/07/2020
Sell	(8,979)	$6.5582	08/10/2020
Sell	(17,787)	$6.7338	08/11/2020
Sell	(14,469)	$6.801	08/12/2020
Sell	(18,627)	$6.8081	08/13/2020
Sell	(284)	$6.92	08/17/2020
Sell	(1,604)	$6.1369	08/31/2020
Sell	(22,955)	$6.3227	09/01/2020
Sell	(20,014)	$6.3645	09/02/2020
Sell	(11,160)	$6.3669	09/03/2020
Sell	(5,346)	$6.1229	09/04/2020
Sell	(11,984)	$6.1217	09/08/2020
Sell	(8,096)	$6.2148	09/09/2020
Sell	(5,865)	$6.2056	09/10/2020
Sell	(300)	$6.0967	09/14/2020
Sell	(3,365)	$6.1289	09/15/2020
Sell	(13,387)	$6.2212	09/16/2020
Sell	(3,885)	$6.1874	09/17/2020
Sell	(12,000)	$6.2048	09/18/2020